UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB Number:	3235-0145
	Expires:	February 28, 2009
Estimated average burden
Schedule 13G	hours per response . . . . . .	11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Carrols Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

14574X 10 4

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                    Rule 13d-1(b)

☐                                    Rule 13d-1(c)

☒                                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14574X 10 4	13G	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Madison Dearborn Capital Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		- 0 -
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		1,864,929 (See Item 4)
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH:		- 0 -

	8	SHARED DISPOSITIVE POWER
1,864,929 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,864,929 (See Item 4)

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.62%

12		TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 14574X 10 4	13G	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Madison Dearborn Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		- 0 -
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		1,864,929 (See Item 4)
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH:		- 0 -

	8	SHARED DISPOSITIVE POWER
1,864,929 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,864,929 (See Item 4)

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.62%

12		TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 14574X 10 4	13G	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Madison Dearborn Capital Partners II, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		- 0 -
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		1,864,940 (See Item 4)
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH:		- 0 -

	8	SHARED DISPOSITIVE POWER
1,864,940 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,864,940 (See Item 4)

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.62%

12		TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 14574X 10 4	13G	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Madison Dearborn Partners II, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		- 0 -
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		1,864,940 (See Item 4)
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH:		- 0 -

	8	SHARED DISPOSITIVE POWER
1,864,940 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,864,940 (See Item 4)

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.62%

12		TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 14574X 10 4	13G	Page 6 of 12 Pages

Item 1(a).                                             Name of Issuer:

Carrols Restaurant Group, Inc.

Item 1(b).                                             Address of Issuer’s Principal Executive Offices:

968 James Street
Syracuse, New York 13203

Item 2(a).                                             Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(1)                                  Madison Dearborn Capital Partners, L.P. (“MDCP”);

(2)                                  Madison Dearborn Partners, L.P. (“MDP”);

(3)                                  Madison Dearborn Capital Partners II, L.P. (“MDCPII”); and

(4)                                  Madison Dearborn Partners II, L.P. (“MDPII”);

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b).                                             Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

Item 2(c).                                             Citizenship:

Each of the Reporting Persons is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).                                             Title of Class of Securities:

Common Stock, par value $0.01 per share.

CUSIP No. 14574X 10 4	13G	Page 7 of 12 Pages

Item 2(e).                                             CUSIP Number:

14574X 10 4

Item 3.                                                           If this statement is filed pursuant §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐                  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐      An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐                     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐                  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐                  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐                      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.                                                           Ownership:

All ownership percentages of the securities reported herein are based upon 21,625,540 shares of Common Stock outstanding as of September 30, 2006, as disclosed in the Issuer’s final Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 15, 2006.

The ownership of each of the Reporting Persons is presented below:

(a)                                  Amount beneficially owned:

MDCP is the record owner of 1,864,929 shares of the Common Stock of the Issuer. The shares of Common Stock owned by MDCP may be deemed to be beneficially owned by MDP, who is the sole general partner of MDCP. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP that have the power, acting by majority vote, to vote or dispose of the shares directly held by MDCP. Messrs. Canning, Finnegan and Mencoff and MDP each hereby disclaims any beneficial ownership of any shares directly held by

CUSIP No. 14574X 10 4	13G	Page 8 of 12 Pages

MDCP. MDCPII is the record owner of 1,864,940 shares of the Common Stock of the Issuer. The shares of common stock owned by MDCPII may be deemed to be beneficially owned by MDPII, who is the sole general partner of MDCPII. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDPII that have the power, acting by majority vote, to vote or dispose of the shares directly held by MDCPII. Messrs. Canning, Finnegan and Mencoff and MDPII each hereby disclaims any beneficial ownership of any shares directly held by MDCPII.

(b)                                 Percent of class:

See Item 11 of each cover page. See also Item 4(a).

(c)                                  Number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:
See Item 5 of each cover page.

(ii)                                  shared power to vote or to direct the vote:
See Item 6 of each cover page.

(iii)                               sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.

(iv)                              shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Item 5.                                                           Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                                                           Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7.                                                           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.                                                           Identification and Classification of Members of the Group:

Not Applicable.

Item 9.                                                           Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 14574X 10 4	13G	Page 9 of 12 Pages

Item 10.                                                    Certification:

Not Applicable.

CUSIP No. 14574X 10 4	13G	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

MADISON DEARBORN CAPITAL PARTNERS, L.P.

By:	Madison Dearborn Partners, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director

MADISON DEARBORN PARTNERS, L.P.

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director

MADISON DEARBORN CAPITAL PARTNERS II, L.P.

By:	Madison Dearborn Partners II, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director

MADISON DEARBORN PARTNERS II, L.P.

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director

CUSIP No. 14574X 10 4	13G	Page 11 of 12 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2007

MADISON DEARBORN CAPITAL PARTNERS, L.P.

By:	Madison Dearborn Partners, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director

MADISON DEARBORN PARTNERS, L.P.

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director

MADISON DEARBORN CAPITAL PARTNERS II, L.P.

By:	Madison Dearborn Partners II, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director

CUSIP No. 14574X 10 4	13G	Page 12 of 12 Pages

MADISON DEARBORN PARTNERS II, L.P.

By:	Madison Dearborn Partners, Inc.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Managing Director